Exhibit 8.1

LIST OF SUBSIDIARIES

Name	Country of incorporation or residence
Compañía Internacional de Telecomunicaciones S.A.	Argentina
Atlántida Comunicaciones S.A.	Argentina
Telefónica de Argentina S.A.	Argentina
Televisión Federal S.A.—TELEFE	Argentina
Enfisur S.A.	Argentina
ATCO I	Argentina